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CUSIP No. 71376K 10 2

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  Schedule 13G
                                 (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
        PURSUANT TO RULES 13d-1 (b) and (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)
                               (Amendment No. 1)

                     Performance Technologies, Incorporated
                                (Name of Issuer)


                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   71376K 10 2
                                 (CUSIP Number)





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CUSIP No. 71376K 10 2

                                       13G

--------- -------
 1        NAME OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

          Bernard Kozel
--------- -------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a)
           (b)
--------- -------
 3        SEC USE ONLY

--------- -------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
--------- ----------------------------------------------------------------------
                   5     SOLE VOTING POWER - 399,282
NUMBER
OF
SHARES
BENEFICIALLY
OWNED
BY EACH
REPORTING
PERSON
WITH
                  ------ -------------------------------------------------------
                   6     SHARED VOTING POWER - 0

                  ------ -------------------------------------------------------
                   7     SOLE DISPOSITIVE POWER - 399,282

                  ------ -------------------------------------------------------
                   8     SHARED DISPOSITIVE POWER  - 0

--------- ----------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          418,782 (See Item 4 for disclaimer of beneficial ownership as to certain shares)
--------- -------
 10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)EXCLUDES CERTAIN SHARES*

--------- -------
 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          5.8%
--------- -------
 12       TYPE OF REPORTING PERSON*

          IN
--------- -------



*SEE INSTRUCTIONS BEFORE FILLING OUT!


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Item 1(a).        Name of Issuer:

                  Performance Technologies, Incorporated

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  315 Science Parkway
                  Rochester, New York 14620

Item 2(a).        Names of Person Filing:

                  Bernard Kozel

Item 2(b).        Address of Principal Business Office, or, if None, Residence:

                  1 Woodbury Place
                  Rochester, New York 14618

Item 2(c).        Citizenship:

                  United States

Item 2(d).        Title of Class of Securities:

                  Common Stock

Item 2(e).        CUSIP Number:

                  71376K 10 2

Item 3.           Statements Filed Pursuant to Rules 13d-1(b) or 13d-2(b):

                  Not Applicable

Item 4.           Ownership:

     (a) Amount Beneficially Owned: 418,782 shares

Such amount consists of: (i) 332,532 shares owned by the Reporting Person directly; (ii) 58,500 shares owned by the Kozel Family Trust U/A/D/ 9/9/87 of which Reporting Person is Co-Grantor and Co-Trustee; (iii) 19,500 shares owned by the Reporting Person's wife, as to which shares the Reporting Person disclaims beneficial ownership; and (iv) 8,250 shares subject to presently exercisable options held by the Reporting Person.

     (b)  Percent of Class: 5.8%

     (c) Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote: 399,282

     (ii) shared power to vote or to direct the vote: -0-

     (iii)sole power to dispose or to direct the disposition of:  399,282

     (iv) shared power to dispose or to direct the disposition of:  -0-

Item 5.           Ownership of Five Percent or Less of a Class:

                  Not Applicable

Item 6.           Ownership of More than Five Percent on Behalf of Another
                  Person:

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                  Not Applicable

Item 8.           Identification and Classification of Members of the Group:

                  Not Applicable

Item 9.           Notice of Dissolution of Group:

                  Not Applicable

Item 10.          Certification:

                  Not Applicable



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: February 13, 1998                                     /s/ Bernard Kozel
                                                             -----------------
                                                                 Bernard Kozel